

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

David Jin
Chief Financial Officer
Fortress Biotech, Inc.
1111 Kane Concourse, Suite 301
Bay Harbor Islands, Florida 33154

      Re: Fortress Biotech, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2022
            Filed March 31, 2023
            File No. 001-35366

Dear David Jin:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences